UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Enliven Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29337E102

(CUSIP Number)

5AM Venture Management, LLC

Attn: Paul A. Stone, Chief Legal Officer

4 Embarcadero Center, Suite 3110

San Francisco, CA 94111

(415) 993-8565

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29337E102
1.	Names of Reporting Persons 5AM Ventures VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,366,178 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,366,178 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,178 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(3)

This percentage is calculated based upon the sum of (i) 41,347,632 shares of Common Stock outstanding as of March 1, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2024; and (ii) 5,357,144 shares of Common Stock issued in the private placement of equity securities by the Issuer that closed on March 21, 2024 (the “2024 Private Placement”).

CUSIP No. 29337E102
1.	Names of Reporting Persons 5AM Partners VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,366,178 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,366,178 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,178 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(3)

This percentage is calculated based upon the sum of (i) 41,347,632 shares of Common Stock outstanding as of March 1, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 14, 2024; and (ii) 5,357,144 shares of Common Stock issued in the 2024 Private Placement.

CUSIP No. 29337E102
1.	Names of Reporting Persons 5AM Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 469,697 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 469,697 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,697 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Opportunities. Opportunities GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opportunities GP. Each of Opportunities GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opportunities.

(3)

This percentage is calculated based upon the sum of (i) 41,347,632 shares of Common Stock outstanding as of March 1, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 14, 2024; and (ii) 5,357,144 shares of Common Stock issued in the 2024 Private Placement.

CUSIP No. 29337E102
1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 469,697 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 469,697 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,697 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are directly held by Opportunities. Opportunities GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opportunities GP. Each of Opportunities GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opportunities.

(3)

This percentage is calculated based upon the sum of (i) 41,347,632 shares of Common Stock outstanding as of March 1, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 14, 2024; and (ii) 5,357,144 shares of Common Stock issued in the 2024 Private Placement.

CUSIP No. 29337E102
1.	Names of Reporting Persons Kush Parmar
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,835,875 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,835,875 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,835,875 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 2,366,178 shares of Common Stock held by Ventures VI and (ii) 469,697 shares of Common Stock held by Opportunities. Partners VI serves as the sole general partner of Ventures VI and Opportunities GP serves as the sole general partner of Opportunities. As managing members of each of Partners VI and Opportunities GP, Schwab and Parmar share voting and dispositive power over the shares held by each of Ventures VI and Opportunities.

(3)

This percentage is calculated based upon the sum of (i) 41,347,632 shares of Common Stock outstanding as of March 1, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 14, 2024; and (ii) 5,357,144 shares of Common Stock issued in the 2024 Private Placement.

CUSIP No. 29337E102
1.	Names of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,835,875 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,835,875 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,835,875 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 2,366,178 shares of Common Stock held by Ventures VI and (ii) 469,697 shares of Common Stock held by Opportunities. Partners VI serves as the sole general partner of Ventures VI and Opportunities GP serves as the sole general partner of Opportunities. As managing members of each of Partners VI and Opportunities GP, Schwab and Parmar share voting and dispositive power over the shares held by each of Ventures VI and Opportunities.

(3)

This percentage is calculated based upon the sum of (i) 41,347,632 shares of Common Stock outstanding as of March 1, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 14, 2024; and (ii) 5,357,144 shares of Common Stock issued in the 2024 Private Placement.

Explanatory Note: This Amendment No. 4 (“Amendment No. 4”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023, as amended on August 28, 2023, February 2, 2024 and February 16, 2024 (the “Original Schedule 13D”) on behalf of 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP and Schwab, collectively, the “Reporting Persons”) relates to the Common Stock, par value $0.001 per share (“Common Stock”) of Enliven Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 is being filed by the Reporting Persons to report sales of Common Stock. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 2, 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(b)	The principal business office of the Reporting Persons is 4 Embarcadero Center, Suite 3110, San Francisco, CA 94111.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On April 10, 2024, Ventures VI sold an aggregate of 187,817 shares of Common Stock and Opportunities sold an aggregate of 37,283 shares of Common Stock in a single transaction with one buyer at a price of $20.2777 per share.

On April 11, 2024, Ventures VI sold an aggregate of 646,639 shares of Common Stock and Opportunities sold an aggregate of 128,361 shares of Common Stock in a single transaction with one buyer at a price of $24.514 per share.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of April 15, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Ventures VI	2,366,178	0	2,366,178	0	2,366,178	2,366,178	5.1%
Partners VI (1)	0	0	2,366,178	0	2,366,178	2,366,178	5.1%
Opportunities	469,697	0	469,697	0	469,697	469,697	1.0%
Opportunities GP (2)	0	0	469,697	0	469,697	469,697	1.0%
Schwab (1) (2)	0	0	2,835,875	0	2,835,875	2,835,875	6.1%
Parmar (1) (2)	0	0	2,835,875	0	2,835,875	2,835,875	6.1%

(1)	Includes 2,366,178 shares of Common Stock directly held by Ventures VI. Partners VI serves as sole general partner of Ventures VI and Schwab and Parmar are managing members of Partners VI. Each of Partners VI, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VI.

(2)	Includes 469,697 shares of Common Stock directly held by Opportunities. Opportunities GP serves as sole general partner of Opportunities and Schwab and Parmar are managing members of Opportunities GP. Each of Opportunities GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opportunities.

(3)	This percentage is calculated based upon the sum of (i) 41,347,632 shares of Common Stock outstanding as of March 1, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 14, 2024; and (ii) 5,357,144 shares of Common Stock issued in the 2024 Private Placement.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement, dated March 6, 2023 (incorporated by reference to the Original Schedule 13D, filed on March 6, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2024

5AM Ventures VI, L.P.

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners VI, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).